Exhibit 12.1
STATEMENTS REGARDING COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three	Nine
	Months	Months
	Ended	Ended
	September 30,	September 30,	Year ended December 31,
(In thousands)	2010	2010	2009	2008	2007	2006	2005

Earnings:
Income (loss) from continuing operations before income taxes	$(9,414)	$(16,643)	$25,836	$16,649	$41,958	$37,578	$4,678
Fixed charges excluding interest from securities operations	10,039	23,053	12,535	5,911	5,193	4,420	4,563

Subtotal	625	6,410	38,371	22,560	47,151	41,998	9,241
Interest expense from securities operations	5,024	15,345	34,279	90,699	140,077	89,429	46,661

Total	$5,649	$21,755	$72,650	$113,259	$187,228	$131,427	$55,902

Fixed charges:
Interest expense on long-term debt	$9,315	$21,299	$10,344	$3,854	$2,894	$2,951	$3,123
Interest factor in rents and other interest-bearing liabilities	724	1,754	2,191	2,057	2,299	1,469	1,440

Subtotal	10,039	23,053	12,535	5,911	5,193	4,420	4,563
Interest expense from securities operations	5,024	15,345	34,279	90,699	140,077	89,429	46,661

Total	$15,063	$38,398	$46,814	$96,610	$145,270	$93,849	$51,224

Ratio of earnings to fixed charges:
Including interest expense from securities operations	0.4	0.6	1.6	1.2	1.3	1.4	1.1
Excluding interest expense from securities operations	0.1	0.3	3.1	3.8	9.1	9.5	2.0